
July 13, 2010

Thomas H. Lowder
Chief Executive Officer
Colonial Properties Trust
2101 Sixth Avenue North, Suite 750
Birmingham, AL 35203

> **Re:** **Colonial Properties Trust Inc and Colonial Realty Limited Partnerships**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed March 12, 2010**
> **File No. 001-12358 and 000-20707, respectively**

Dear Mr. Lowder:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

General

1.   We note this fiscal year you filed a combined report on Form 10-K to include the information of both the REIT and the OP. Tell us what criteria you used in determining what would be presented separately and on a combined basis. Specifically address why you have not provided separate evaluations of your disclosure controls and procedures and changes in internal control over financial reporting as well as a separate MD&A discussion for liquidity and capital adequacy.

Item 1. Business, page3

Financing Strategy, page 5

2.   We note your disclosure that the Board of Trustees authorized up to "$550 million in repurchases of outstanding unsecured senior notes of CRLP." You then state: "[D]uring 2009, we repurchased an aggregate of $579.2 million of outstanding unsecured senior notes." Please advise whether the Board authorized the additional amount of $29.2 million and include this disclosure in future filings, as appropriate.

Future Development Activity, page 7

3.   In future filings, please explain the phrase "power center." Please tell us how you intend to comply.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Summary of Critical Accounting Policies, page 67

Real Estate Assets, Impairment and Depreciation, page 67

4.   Refer also to the similar disclosure on page 124. We note that the fair value of your real estate assets are based upon inputs that are consistent with those used by other market participants. To enhance the transparency of your disclosures, you should specifically identify the method used and assumptions made in determining the value of these assets. Please provide us the proposed disclosure you will include in future filings.

Form 10-Q for the quarter ended March 31, 2010

Note 11 – Investment in Partially-Owned Entities, page 18

Investments in Consolidated Partially-Owned Entities, page 18

5.   We note beginning with the third quarter of 2009 the company began consolidating the CMS/Colonial Canyon Creek joint venture in its financial statements as a result of a preferred equity contribution of $11.5 million made by the company to the joint venture.   Please explain the terms of the preferred equity contribution and tell us the accounting literature you relied upon when determining whether to consolidate this joint venture.

Exhibits

6.   We note that you have incorporated by reference the forms of various agreements rather than executed agreements. For example, please see Exhibit 10.30. Please tell us why you have not filed an executed copies of these agreements to the extent such executed versions are material contracts required to be filed. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

7.   We note that you entered into two ten-year secured credit facilities with Fannie Mae during 2009. It does not appear that you have filed these agreements as exhibits. Please file these agreements as exhibits in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to file these agreements.

Schedule 14A

Compensation Discussion and Analysis, page 16

8.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

9.   We note that you target total compensation to the 75th percentile of the peer group. To the extent you awarded compensation to an executive officer that was above or below the targeted compensation level of those in your peer group, please identify the officer and explain why you awarded compensation to that officer at a level that was above or below the median. Please provide this disclosure in future filings and tell us how you intend to comply.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stacie Gorman, Attorney at (202) 551-3585, Tom Kluck, Legal Branch Chief at (202) 551-3233, Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief